Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@ eversheds-sutherland.com
April 20, 2020
VIA EDGAR
Kimberly A. Browning, Senior Counsel
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    CIM Real Assets & Credit Fund
Registration Statement on Form N-2
(File Nos. 333-229782 and 811-23425)
Dear Ms. Browning:
On behalf of CIM Real Assets & Credit Fund (the “Fund”), set forth below are the Fund’s responses to the additional comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission to the Fund on April 2, 2020 and April 16, 2020 regarding Pre-Effective Amendment No.3 to the Fund’s Registration Statement on Form N-2 (File Nos. 333-229782 and 811-23425) filed on March 27, 2020 (the “Registration Statement”) and the prospectus contained therein (the “Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Fund’s responses. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statement.

1.
In Item 34 of the Registration Statement, the Fund indicates that the undertaking required by Item 34.1 of Form N-2 is not applicable. Please explain why the Fund believes that this undertaking is not applicable, or, alternatively, add the undertaking to the Registration Statement.

Response: The Fund has added the undertaking required by Item 34.1 of Form N-2 to the Registration Statement in accordance with the Staff’s comment.

2.
Please replace the following disclosure on page 81 the Registration Statement: “Notwithstanding any of the foregoing, no provision of the declaration of trust serves as a waiver by any shareholder or by the Fund of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder” with this disclosure: “Notwithstanding any of the foregoing, investors cannot waive compliance with any provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.” Please also add this disclosure to the similar discussion on page 29 of the Registration Statement, and separate the discussion of the exclusive forum and jury trial waiver provisions into two paragraphs on both page 29 and page 81.

Response: The Fund has revised pages 29 and 81 of the Registration Statement in accordance with the Staff’s comment.

3.
To the extent a legality opinion or consent from legal counsel filed with the Registration Statement does not include either (i) a consent to discuss its legality opinion in the Prospectus or (ii) a consent to file its

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April 20, 2020 Page 2

legality opinion as an exhibit to the Registration Statement, please explain in correspondence the reasons why it does not.
Response: The Fund advises the Staff that the consent filed by Eversheds Sutherland (US) LLP does not include (i) a consent to discuss its legality opinion in the Prospectus or (ii) a consent to file its legality opinion as an exhibit to the Registration Statement because Eversheds Sutherland (US) LLP did not issue a legality opinion in connection with the Registration Statement. The Fund advises the Staff that the consent filed by Richards, Layton & Finger, P.A. does not include a consent to discuss its legality opinion in the Prospectus because there is no discussion of its legality opinion in the Prospectus.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218 or Cynthia R. Beyea at (202) 383-0472.

Sincerely,
/s/ Cynthia M. Krus
Cynthia M. Krus

cc:    Michael Shaffer, Branch Chief
Michael Spratt, Assistant Director
Michael A. Komenda, CIM Group
Tod K. Reichert, OFS Capital Management, LLC
Cynthia R. Beyea, Eversheds Sutherland (US) LLP